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3-22-04

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SECURITIES 04003580 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UST Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Washington Blvd., 6th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh McCay (201) 418-8333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 181 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Hugh McCay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UST Securities Corp. (the "Company") for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/04
Date

President
Title

Notary Public

FREDDY MARINEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires January 9, 2007

UST SECURITIES CORP.
(an indirect wholly-owned subsidiary of U.S. Trust Corporation)
(S.E.C. I.D. No. 8-29292)

BALANCE SHEET
AS OF
DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
UST Securities Corp.

We have audited the following balance sheet of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of UST Securities Corp. at December 31, 2003 for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2004

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

BALANCE SHEET
DECEMBER 31, 2003

Assets	
Cash and cash equivalents	$5,997,144
Equipment and office facilities - net	56,164
Receivables for commission and interest	68,588
Goodwill	510,168
Other assets	289,439
Total	$6,921,503
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 3,683
Due to affiliate	353,482
Accrued expenses and other liabilities	222,917
Total liabilities	580,082
Stockholder's equity	
Common stock, stated value $50 - 2,500 shares authorized—1,020 shares issued and outstanding	51,000
Additional paid-in capital	6,455,057
Deficit	(164,636)
Total stockholder's equity	6,341,421
Total	$6,921,503

See notes to balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UST Securities Corp. (the "Company") provides brokerage services to individuals and institutions located throughout the United States of America.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to useful lives of equipment, office facilities, goodwill, fair value of financial instruments, future tax benefits and litigation. Actual results could differ materially from such estimates.

The following is a summary of the significant accounting policies:

a. *Basis of Presentation*—UST Securities Corp. (the "Company") is a wholly-owned subsidiary of U.S. Trust Company of New York (the "Parent" or "Trust Company"), which is a wholly owned subsidiary of U.S. Trust Corporation (the "Corporation"). On May 31, 2000, the Corporation completed a merger (the "Merger") with and became a wholly-owned subsidiary of The Charles Schwab Corporation ("CSC").

   The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through Correspondent Services Corporation (a subsidiary of Fidelity Global Brokerage Group, Inc.) on a fully disclosed basis.

b. *Income Taxes*—The Company's results of operations are included in the consolidated U.S. Federal income tax return of CSC. The Company uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if the Company filed its income tax return on a separate-company basis. State income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax law.

c. *Cash Flows*—The Company considers all highly liquid investments with original maturities of three months or less from inception to be cash equivalents.

d. *Revenue Recognition*—Commissions and trading revenue from principal transactions are recognized on a trade-date basis. Interest is recognized as income when earned.

e. *Equipment and Office Facilities*—Equipment and office facilities are depreciated on a straight-line basis over the estimated useful lives of the assets of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or

the life of the lease. Equipment and office facilities are stated at the cost net of accumulated depreciation and amortization of $56,163 at December 31, 2003.

f. *Pension Plan*—The Corporation provides pension and other postretirement benefits to qualifying employees hired before December 31, 2001 through the Employees' Retirement Plan of United States Trust Company of New York and Affiliated Companies (the "Plan"). Employees hired after December 31, 2001 participate in an account balance plan similar to a profit-sharing plan. The Plan is a trusteed, noncontributory, qualified defined benefit pension plan that provides pension benefits to substantially all employees. The Corporation's funding policy is consistent with the funding requirements of Federal laws and regulations. The Plan's investment assets are managed by the Trust Company. The Plan's assets principally are invested in shares of various domestic and international equity, fixed income and money-market portfolios of the Excelsior Series of mutual funds. The Trust Company is the investment advisor of the Excelsior funds.

The Corporation provides certain health care and life insurance benefits for all employees, certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

g. *Estimated Fair Value of Financial Instruments*—The Company considers the amounts recorded for the financial instruments on the balance sheet to be reasonable estimates of fair value.

h. *Goodwill*—The fair value paid as a result of the acquisition of investment management enterprises which is in excess of the fair value of the related net assets acquired, is recorded as goodwill. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company assesses the recoverability of goodwill by either using undiscounted expected future cash flows or by other market related evidence. Goodwill is considered impaired when the evidence indicates fair value is less than the carrying amount. The Company has elected April 1 as its annual impairment testing date. There was no impairment recognized for goodwill for the year ended December 31, 2003. Goodwill is stated at cost, net of accumulated amortization recorded prior to adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* and accumulated impairment charges, if any.

i. *New Accounting Standards*—The following new accounting pronouncements have been adopted by the Company or will be adopted by the Corporation as these new accounting standards become effective:

1) SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* was issued in June 2002 and addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. The Company adopted this Statement for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's balance sheet.

2) Financial Accounting Standards Board Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, was issued in November 2002. This interpretation addresses the

disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Company adopted the disclosure requirements on December 31, 2002 and the recognition requirements on January 1, 2003. The adoption of FIN No. 45 did not have a material impact on the Company's balance sheet.

3) FIN No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51: Consolidated Financial Statements,* was issued in January 2003 and revised in December 2003. This interpretation provides new criteria for determining whether a company is required to consolidate (i.e., record the assets and liabilities on the balance sheet) a variable interest entity. The adoption of FIN No. 46 did not have and is not expected to have a material impact on the Company's balance sheet.

4) SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 149 also amends certain other existing pronouncements. The Company adopted the provisions of this Statement on June 30, 2003. The adoption of this Statement did not have and is not expected to have a material impact on the Company's balance sheet, statement of operations, or cash flows.

5) SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,* was issued in May 2003. This Statement establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity (e.g., redeemable preferred stock). The Company adopted the provisions of this Statement on July 1, 2003. The adoption of this Statement did not have an impact on the Company's balance sheet, statement of operations, or cash flows.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of two money market mutual funds with a combined market value of \$5,960,321 and other cash and cash equivalents of \$36,823 at December 31, 2003.

3. RENTAL COMMITMENTS

The Company conducts its business from office space that is leased by its Parent in Jersey City, New Jersey. The Jersey City lease expires in 2015 and is renewable for a five-year period. The Company's obligation for future minimum rental payments under leased rental space is as follows:

Year Ending December 31	Minimum Rentals
2004	$ 130,226
2005	135,119
2006	136,752
2007	136,752
2008	136,752
Later years	858,763
Total minimum rental payments	$1,534,364

4. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $5,559,704, which was $5,509,704 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

The Company is exempt from the provisions of SEC Rule 15c-3 pursuant to paragraph (k)(2)(ii) as an introducing broker, clearing all security transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmitting all customer funds and securities to such clearing broker-dealer.

5. INCOME TAXES

The temporary differences that created a net deferred tax asset included in "other assets" is detailed below:

Deferred tax assets:	
Premises and equipment	$47,818
Employee benefits	33,472
Net deferred tax asset	$81,290

The Company determined that no valuation allowance against deferred tax assets at December 31, 2003 was necessary.

At December 31, 2003, the amount payable by the Company to the Corporation for Federal and state income taxes was $353,482 and is included in the "due to affiliate" caption in the balance sheet. The Company transferred the net operating loss to the Parent and reduced the payable by the tax effect of the net operating loss.

6. RELATED-PARTY TRANSACTIONS

Pursuant to a service agreement, U.S. Trust Technology and Support Services, Inc. ("TSSI") and the Parent provide certain operating and other administrative support services to the Company. Such services include payroll, accounting, and administration of health and other employee benefit plans.

7. EMPLOYEE BENEFIT AND PERFORMANCE COMPENSATION PLANS

Pension Plan—The Corporation uses the projected unit credit method to compute the vested benefit obligation, where the vested obligation is the actuarial present value of the vested benefits to which the employee is entitled based on the employee's expected date of separation or retirement.

Performance Compensation Plans—The Corporation sponsors a 401(k) Plan (the "401(k) Plan"), covering all employees who satisfy a one-year service requirement. Depending upon the Corporation satisfying certain profitability criteria and other factors, eligible employees receive merit-based annual awards calculated as a percentage of such employees' compensation. Employees of the Company may receive awards under the Corporation's performance compensation plans. Awards to senior executive officers are calculated under the provision of the Executive Incentive Plan ("EIP"), while awards to other officers and other employees are governed by the terms of the Annual Incentive Plan ("AIP").

Health Care and Life Insurance Benefits—The Corporation provides certain health care and life insurance benefits for all employees, certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued in the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement through programs that are administered by the Trust Company. In addition, certain health care and life insurance benefits will be provided to qualifying employees and their eligible dependents upon the employee's retirement.

8. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker, Correspondent Services Corporation, is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing broker is unable to fulfill the terms of the contracts.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS No.107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS No. 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 17, 2004

UST Securities Corp.
499 Washington Blvd., 6th Floor
Jersey City, New Jersey 07310

In planning and performing our audit of the financial statements of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, for the year ended December 31, 2003 (on which we issued our report dated February 17, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP